Exhibit 99.1
FLY Leasing Limited Overview February 2011

Caution Concerning Forward-looking Statements This presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will," or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY Leasing Limited's (FLY) future business and financial performance and for the aviation industry. Forward-looking statements are based on management's current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors, including those discussed in the company's Annual Report on Form 20-F for the year ended December 31, 2009 and filed with the SEC on March 8, 2010 and in the company's Form 6-K filed with the SEC on November 5, 2010 for the quarter ending September 30, 2010. The company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise.

FLY Leasing is Leading Global Lessor of Modern Aircraft Note: Portfolio data is as of 12/31/2010. Footnotes: Each includes one freighter. One A330-200, one B747-400, one B767-300ER and one B777-200ER. Based upon percent of the book value of aircraft and geographic location of lessees.; includes four aircraft to be redelivered in early 2011. 2011 remarketings include one aircraft off subject to a lease signed in early 2011; the other aircraft is subject to an LOI. Modern Fleet - 8.1 Yr Average Age Modern Fleet - 8.1 Yr Average Age A320 Family 26 B737 Next Generation 15 B737 Classic (1) 3 B757 (1) 11 Wide Body (2) 4 Total 59 % Narrowbody (3) 86% Long Leases - 4.6Yr Remaining Lease Term (4) (CHART) Geographic Diversity - 34 Lessees (3) Geographic Diversity - 34 Lessees (3) Europe 46% India & Asia 21% North America 20% Latin & South America 8% Middle East & Africa 5% Total 100%

Summary Financials for the Nine Months Ending September 30, 2010 ($ in millions, except per share amounts) ($ in millions, except per share amounts) ($ in millions, except per share amounts) Total Revenues $ 193.7 Total Assets Total Assets $ 2,006.4 Net Income $ 42.0 Total Liabilities Total Liabilities $ 1,558.3 Earnings per share $ 1.46 Total Equity Total Equity $ 448.1 Available Cash Flow(ACF) (1) Available Cash Flow(ACF) (1) $ 127.9 Total Cash $ 360.6 ACF (1) per share $ 4.43 Unrestriced cash Unrestriced cash $ 113.8 Dividends declared per share Dividends declared per share $ 0.60 (1) See appendix for definition of ACF.

FLY's Investment in BBAM

- FLY acquired 15% of BBAM in April 2010
- BBAM is a privately-held company formed by its senior executives
- BBAM is the world's third largest lease manager with ~400 aircraft
- BBAM's management, acting through Summit Aviation Partners, acquired one million FLY shares

Ownership Structure



Summit Aviation Partners
~4%
FLY
85%
15%
BBAM LP

Leading Aircraft Lessors



Fleet Value ($bn)
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
$45.9
$42.8
$11.0
$8.3
$7.3
ILFC
GECAS
BBAM
RBS
ACG

Source: AirFinance Journal, July 2010.

Page 4

BBAM - Global, Full Service Platform ~90 employees in 9 offices with coverage of all regions Dedicated in-house professional staff providing a comprehensive platform Origination & Re-Marketing Technical Services Finance, Contracts & Investor Reporting Corporate Finance & Capital Markets Tokyo London Dubai San Francisco Dublin Legal New York Singapore Zurich Santiago

Representative Global Reach Representative Global Reach Representative Global Reach Representative Global Reach Americas Asia-Pacific Africa / Middle East Europe Ability to Place Aircraft Globally Current and Historical Lessee Relationships in All Regions Current and Historical BBAM Relationships

FLY Leasing's Strategy for the Future

Recent Portfolio Activity FLY has taken advantage of improving industry and financing conditions to make strategic aircraft dispositions and acquisitions

Impressive Shareholder Value Enhancement Track Record Impressive Shareholder Value Enhancement Track Record

Current Financing Overview

Facility	Key Covenants
$826m Securitization • Reduced to $656m through repurchases • Minimal amortization until August 2012 • Low margin, hedged interest rates • No refinancing obligation	• Non-recourse • No appraised value tests • Debt Service Coverage Ratio of 1.8 : 1; failure triggers amortization • FLY is well within this • Limited cash flow to FLY starting in August 2012
Term Loan – $570m Outstanding • Balloon-style maturities starting in November 2012 • Low margins, hedged interest rates	• Non-recourse • Monthly and rolling 3 month interest coverage ratio • FLY is well within this • Drawn debt cannot exceed 85% of asset value + cash collateral + ½ of qualifying maintenance reserves • FLY meets this test

Page 10

FLY Leasing

Return of Strong Industry Fundamentals 2010 Airline Profits $15.1 billion 2011 Forecasted Airline Profits $9.1 billion 2010 Traffic Growth 11.6% 2011 Forecasted Traffic Growth 5.3% IATA Financial Forecast 2009 to 2029 Worldwide Annual Growth Rates (CHART) Sources: Boeing Current Market Outlook, 2010, IATA, World Bank, Airline Monitor. Air Travel Historically Grown at ~2x GDP Aircraft Density by Region (CHART)

The fleet under lessor management has grown from under 100 aircraft in the 1970s to 7,000+ today Over 56% of airlines (~400 carriers) have aircraft on operating lease in their fleets Aircraft Leasing is a Critical Element in the Global Aviation Value Chain Why Airlines Lease Why Airlines Lease Fleet Flexibility Ability to quickly address constantly changing equipment needs Financial Flexibility Less cash required compared to buying an aircraft No Residual Value Risk Airlines are willing to forego potential upside in aircraft residual value to avoid downside residual/ownership risk Better Equipment Most airlines can afford to obtain better aircraft through leasing compared to buying Aircraft Leasing Plays an Increasingly Important Role for Airlines Aircraft Lessor Share of World Fleet Source: Oliver Wyman.

Investment Highlights

Investment Highlights (continued)

Appendix

FLY - Q3 2010 Financial Results Annualized lease revenues of $195m SG&A largely fixed and scalable Servicing fees predictable - largely based on a fixed percentage of lease revenues Interest rates hedged, margins fixed ($ in thousands, except per share data) Nine Months ended Sept. 30, 2010 Nine Months ended Sept. 30, 2009 Revenues Operating lease revenue $167,419 $161,434 Equity earnings from BBAM LP 1,857 - Gain on sale of aircraft 8,912 - Gain on purchases of notes payable - 70,136 Gain on sale of option to purchase notes payable 12,501 - Lease termination settlement 1,739 7,707 Interest and other income 1,304 2,117 Total Revenues $193,732 $241,394 Expenses Depreciation $63,701 $62,488 Interest expense 56,603 60,969 Selling, general and administrative 19,481 15,888 Debt purchase option amortization 947 4,476 Maintenance and other costs 2,433 1,493 Total Expenses $143,165 $145,314 Net income before provision for income taxes $50,567 $96,080 Provision for income taxes 8,538 20,686 Net Income $42,029 $75,394 Diluted weighted average number of shares 28,838,684 31,017,554 Diluted earnings per share $1.46 $2.43

FLY - Selected Balance Sheet Information Unrestricted cash increased by 19% in nine months of 2010 Total dividends paid of $17.1m in nine months of 2010 ($ in thousands, except per share data) September 30, 2010 (Unaudited) December 31, 2009 (Audited) Cash and cash equivalents $113,786 $95,972 Restricted cash and cash equivalents 246,772 139,241 Flight equipment net 1,601,606 1,748,988 Other assets 44,275 39,931 Total Assets $2,006,439 $2,024,132 Notes payable $656,397 $657,649 Borrowings under aircraft acquisition facility 569,816 594,566 Credit facility 39,952 32,290 Security deposits and maintenance reserves 158,212 152,649 Other liabilities 133,946 102,454 Total Liabilities $1,558,323 $1,539,608 Total Shareholders' Equity $448,116 $484,524 Total Liabilities and Shareholders' Equity $2,006,439 $2,024,132

FLY - Available Cash Flow ( a Non-GAAP Financial Measure) FLY defines Available Cash Flow ("ACF") as net income plus depreciation, amortization of lease incentives and debt issue costs, non-cash share- based compensation, and deferred income taxes. In addition, non-cash gains on purchases of notes payable and other one-time non-cash items are excluded from ACF. FLY's definition of ACF may not be consistent with similar definitions used by other companies. The reconciliation above compares ACF to net income computed in accordance with Accounting Principles Generally Accepted in the United States (GAAP), the most directly comparable GAAP financial measure. FLY believes ACF provides investors with a measure for evaluating its ability to pay dividends and reinvest in its business. However, ACF excludes certain positive and negative cash items, including principal payments, if any, and has certain important limitations as an indicator of FLY's ability to pay dividends and reinvest in its business. Management uses ACF as a measure for assessing FLY's performance. ACF should be considered in addition to, not as a substitute for, net income or other financial measures determined in accordance with GAAP. Nine Months ended Sept. 30, 2010 Nine Months ended Sept. 30, 2010 Nine Months ended Sept. 30, 2009 Nine Months ended Sept. 30, 2009 Nine Months ended Sept. 30, 2010 Nine Months ended Sept. 30, 2010 Nine Months ended Sept. 30, 2009 Nine Months ended Sept. 30, 2009 ($ in thousands, except per share data) ($ in thousands, except per share data) ($ in thousands, except per share data) ($ in thousands, except per share data) ($ in thousands, except per share data) Nine Months ended Sept. 30, 2010 Nine Months ended Sept. 30, 2010 Nine Months ended Sept. 30, 2009 Nine Months ended Sept. 30, 2009 Net Income Net Income Net Income $42,029 $75,394 Add: Add: Depreciation Depreciation 63,701 62,488 Amortization of lease incentives Amortization of lease incentives Amortization of lease incentives Amortization of lease incentives 4,048 3,188 Amortization of debt issuance costs Amortization of debt issuance costs Amortization of debt issuance costs Amortization of debt issuance costs 5,979 5,204 Non-cash share-based compensation Non-cash share-based compensation Non-cash share-based compensation Non-cash share-based compensation 2,771 - Gain on purchases of notes payable Gain on purchases of notes payable Gain on purchases of notes payable Gain on purchases of notes payable - (70,136) Professional fees reimbursed by Babcock & Brown Professional fees reimbursed by Babcock & Brown Professional fees reimbursed by Babcock & Brown Professional fees reimbursed by Babcock & Brown Professional fees reimbursed by Babcock & Brown 2,180 - Provision for deferred income taxes Provision for deferred income taxes Provision for deferred income taxes Provision for deferred income taxes 7,170 20,564 Available Cash Flow Available Cash Flow Available Cash Flow Available Cash Flow $127,878 $96,702 Available Cash Flow Per Share Available Cash Flow Per Share Available Cash Flow Per Share Available Cash Flow Per Share Available Cash Flow Per Share $4.43 $3.12

FLY Leasing (NYSE: FLY) Investor Relations Contact: Matt Dallas +1 203-769-5916 Matt.Dallas@bbam.com